ASX Market Announcement

Genetic Technologies

Appointment of Chief Financial Officer & Company Secretary

Melbourne, Australia, 25 March 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a global leader in genomics-based tests in health, wellness, and serious disease, is pleased to announce the appointment of Ms. Kathryn Andrews as Chief Financial Officer (CFO) and Company Secretary commencing immediately.

Kathryn is a highly experienced biotechnology executive with both ASX and Nasdaq experience most recently as CFO for Alterity Therapeutics (ASX:ATH Nasdaq:ATHE) between November 2014 and February 2024. Between 2012 and 2014, Kathryn held a senior role with The CFO Solution, a firm focused on providing an outsourced CFO team including company secretarial to listed public companies, mainly in the biotechnology sector. Between 2002 and 2006 Kathryn was the CFO and Company Secretary of Antisense Therapeutics Limited.

CEO, Simon Morriss, commented, "we are delighted to have Kathryn join our team and with her extensive experience within our industry and both ASX and Nasdaq expertise, we have no doubt she will add tremendous value to our team. "

Approved for release by the Board of Directors.

Enquiries

Investor Relations
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness, and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com